U. S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.   20549
        __________________________________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                           FORM 10-QSB

               QUARTERLY REPORT UNDER SECTION 13 OR
                15 (D) OF THE SECURITIES EXCHANGE
                           ACT OF 1934

           For the Quarterly Period Ended June 30, 1998
        __________________________________________________

                 CITRUS FINANCIAL SERVICES, INC.
      (Exact Name of registrant as specified in its charter)

33-29696-A                                65-0136594
(Commission File Number)                  (I.R.S. Employer Identification No.)


1717 Indian River Boulevard
Suite 100
Vero Beach, Florida                               32960
(Address of Principal Executive Offices)          (Zip Code)
        __________________________________________________

                          (561) 778-4100
       (Registrant's telephone number including area code)
        __________________________________________________
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Part III - Narrative


     On August 13, 1998 the June 30, 1998 10-QSB was filed using EDGARlink software. Prior to transmitting, a routine error check was performed which the document passed according to EDGARlink. The document was filed and an accession number received. To our knowledge there was no problem and the filing was timely.

     On August 26, 1998 we were notified by our Accountant that our filing did not appear on EDGAR as filed. When checking with the EDGAR support department, it was discovered that they had no record of our accession number. The file was re-transmitted and when it was received by the EDGAR support department we were informed that it contained a "TEST" tagline. This is what caused our original filing to be suspended and "dropped" off the system. The invalid tagline was deleted and the filing re-transmitted again. EDGAR support then informed us that the filing had been received and disseminated.

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Part IV - Other Information

1) Name and telephone number of person to contact in regard to this notification:

     Henry O. Speight                   (561) 778-4100
     Chief Financial Officer


2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [ X ] Yes     [   ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [   ] Yes     [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_________________________________________________________________

                 CITRUS FINANCIAL SERVICES, INC.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date      August 28, 1998               By: /s/
                                        Henry O. Speight
                                        Chief Financial Officer
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